Exhibit (d)(5)

EXECUTION VERSION

ROLLOVER AGREEMENT

This Rollover Agreement (this “Agreement”) dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”) and Scott Flanders (the “Investor”), a stockholder of Playboy Enterprises, Inc., a Delaware corporation (the “Company”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, soon after the execution of this Agreement, Purchaser shall cause Icon Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Sub”), to commence (within the meaning of Rule 14d-2 of the Securities Exchange Act, as amended) a tender offer to acquire all of the Common Stock of the Company at an offer price of $6.15 per share, net to the seller in cash (the “Offer Price”), pursuant to the terms and conditions set forth in an Offer to Purchase under cover of the Schedule TO and in a related Letter of Transmittal to be filed with the Securities and Exchange Commission (which, together with any amendments or supplements thereto, collectively constitute the “Offer”);

WHEREAS, the Offer is being made in connection with a proposed merger (the “Merger”) pursuant to that certain Agreement and Plan of Merger to be entered into by and among Purchaser, Sub and the Company (the “Merger Agreement”), which contemplates that upon the terms and subject to the conditions in the Merger Agreement, Sub will merge with and into the Company, with the Company remaining as the surviving corporation;

WHEREAS, prior to and without giving effect to the Contemplated Transactions, the Investor owns 37,500 shares of Class B Common Stock, 112,500 unvested restricted stock units (including any additional grants from and after the date hereof, the “Investor Stock Awards”) and 1,200,000 Company Options (including any additional grants from and after the date hereof, the “Investor Options”);

WHEREAS, in connection with the consummation of the Contemplated Transactions, the Investor hereby commits to contribute all Common Stock (but not Investor Stock Awards or Investor Options) owned, beneficially and of record, by the Investor at the Contribution Closing (the “Rollover Shares”) in exchange for the issuance of certain limited partnership units of Purchaser (the “Purchaser Interests”) as determined in accordance with this Agreement, and the Rollover Shares will be cancelled pursuant to Section 3.1(c) of the Merger Agreement;

WHEREAS, in connection with the consummation of the Contemplated Transactions, Investor intends to invest all net after tax Merger Consideration and Option Consideration received in respect of Investor Stock Awards and Investor Options into Purchaser Interests as determined in accordance with that certain Employment Agreement by and between Investor and Sub (the “Employment Agreement”); and

WHEREAS, the parties hereto desire to make certain agreements, representations, warranties and covenants in connection with the contributions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the parties hereto do hereby agree as follows:

ARTICLE 1

CONTRIBUTION

Section 1.1 Contributed Common Stock. Upon the terms and subject to the conditions of this Agreement, the Investor hereby agrees to transfer, contribute and deliver to Purchaser as of the Contribution Closing (as defined below) all of the Rollover Shares. For the avoidance of doubt, Rollover Shares shall not include shares of Common Stock subject to Investor Stock Awards or Investor Options. In consideration for the Rollover Shares, Purchaser hereby agrees to issue to the Investor, as of the Contribution Closing, the number of units of Purchaser Interests equal to the Rollover Shares Value divided by the value of one limited partnership unit, which the parties hereby agree shall be the same price per limited partnership unit paid by RT-ICON Holdings LLC, a Delaware limited liability company (“RT-ICON”), for its purchase of identical limited partnership units in connection with the Merger (the “Unit Purchase Price”). For purposes of this section the “Rollover Shares Value” shall equal the Offer Price multiplied by the number of Rollover Shares.

Section 1.2 Investor Stock Awards and Investor Options. Unless otherwise agreed in writing by the Company, RT-ICON and Investor, at the Effective Time, Investor Stock Awards shall become fully vested with respect to the maximum number of shares subject thereto and shall be cancelled and converted into the right to receive the Merger Consideration, without interest, in the same manner as other shares of Common Stock, and Investor’s Company Options will be cancelled and converted into the right to receive the Option Consideration, in each case subject to applicable Tax withholding. Investor agrees not to exercise any Company Stock Options during the term of this Agreement. At the Effective Time, Investor will pay all of the Merger Consideration and Option Consideration received by Investor (that is, net of taxes determined in accordance with the Employment Agreement) (the “Net Cash Proceeds”) to Purchaser in exchange for limited partnership units identical to all of the limited partnership units purchased by RT-ICON in connection with the Merger at the Unit Purchase Price.

Section 1.3 Delivery of Contribution and Stock Certificates. Subject to the satisfaction (or waiver by the parties entitled to the benefit hereof) of the conditions set forth in Section 1.4 below, the closing of the transactions contemplated by this Agreement (the “Contribution Closing”) shall be deemed to have occurred (a) immediately prior to the Acceptance Time, if all of the Tender Offer Conditions (including the Threshold Condition utilizing the Top-Up Option) have been satisfied or waived, or (b) immediately prior to the Closing Date, if in the event the Merger is to occur pursuant to Section 6.7 of the Merger Agreement. At the Contribution Closing, Purchaser will issue to the Investor the Purchaser Interests, against (i) the transfer and contribution to Purchaser of the Rollover Shares (including the delivery of certificates evidencing the applicable number of shares of Common Stock owned, beneficially and of record, by the Investor, duly endorsed to Purchaser), free and clear of any Liens and (ii) a duly executed joinder to the LP Agreement. Immediately after receipt by Purchaser of the Rollover Shares and prior to the Effective Time, Purchaser shall contribute such Rollover Shares to Sub. At the Effective Time, Purchaser will issue to the Investor the Purchaser Interests, against the transfer and contribution to Purchaser of the Net Cash Proceeds. The Purchaser Interests shall have the rights, preferences, allocations, privileges and restrictions set forth in the LP Agreement.

Section 1.4 Closing Condition; Failure of the Merger to Occur. The obligations of the parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by Purchaser, Sub and/or the Company, as applicable, of all of the conditions to the consummation of the Merger, as set forth in the Merger Agreement. If for any reason the Merger contemplated by the Merger Agreement fails to occur but the Contribution Closing has already taken place, then Purchaser shall return to the Investor the Rollover Shares and the Net Cash Proceeds as set forth in the LP Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of Purchaser. Purchaser represents and warrants to the Investor as follows:

(a) Purchaser is a limited partnership, validly existing and in good standing under the laws of the state of Delaware and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder, and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized. This Agreement has been duly executed and delivered by Purchaser and, assuming the due execution and delivery thereof by the Investor, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(b) The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby do not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any Law or Order applicable to Purchaser or its properties or assets, (ii) require authorization, approval, consent or other action by any Person under, result in a breach of any of the terms of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Purchaser is entitled under any provision of any agreement or other instrument to which Purchaser is a party or by which Purchaser is bound, or (ii) violate the provisions of the governing documents of Purchaser.

Section 2.2 Representations and Warranties of the Investor. The Investor represents and warrants to Purchaser that:

(a) Investor has full legal capacity, right and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by the Investor, and assuming the due execution and delivery thereof by Purchaser, constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

(b) The execution, delivery and performance of this Agreement by the Investor and the consummation by the Investor of the transactions contemplated hereby do not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any Law or Order applicable to the Investor, (ii) require authorization, approval, consent or other action by any Person under, result in a breach of any of the terms of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which the Investor is entitled under any provision of any agreement or other instrument to which the Investor is a party or by which the Investor is bound, or (iv) result in the imposition of any Lien on any of the Rollover Shares.

(c) As of the date hereof, the Investor is the beneficial owner of the Rollover Shares, Investor Stock Awards and Investor Options, free and clear of any Liens and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of any such Rollover Shares) other than those created by this Agreement and those set forth in the applicable Employee Benefit Plans relating to the Investor Stock Awards and Investor Options.

(d) The spouse of the Investor has executed and delivered to Purchaser the requisite spousal consent in a form satisfactory to the Company and Purchaser.

ARTICLE III

COVENANTS

Section 3.1 No Proxies or Encumbrances. Except pursuant to the terms of this Agreement or the Merger Agreement, and, except for settlement of Investor Stock Awards and Investor Options, the Investor will not, directly or indirectly, (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of the Rollover Shares, (b) tender any of the Rollover Shares pursuant to the Offer or (c) otherwise sell, assign, transfer, encumber or dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any of the Rollover Shares, Investor Stock Awards or Investor Options unless such action is effective upon a Change in Recommendation resulting from a Superior Proposal in compliance with Section 6.3(f) of the Merger Agreement.

Section 3.2 Further Assurances. Each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to satisfy its obligations hereunder.

Section 3.3 Tax Matters. The parties intend that any contribution of Rollover Shares to Purchaser pursuant to this Agreement be treated as a contribution to which Section 721(a) of the Code shall apply. The parties shall report such contribution consistent with such tax treatment and no party shall take a contrary position in any tax filing or in any dispute with a taxing authority without the approval of the Investor, except as otherwise required pursuant to any final determination (as defined in Section 1313(a) of the Code or comparable provisions of foreign, state or local Laws).

ARTICLE IV

MISCELLANEOUS

Section 4.1 Notices.

All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed facsimile transmission or by certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

(a)	if to Purchaser to:

Icon Acquisition Holdings LLC, General Partner

c/o Rizvi Traverse Management, LLC

1999 Avenue of The Stars, Suite 3030

Los Angeles, CA 90067

Attention:     Ben Kohn

with copies (which shall not constitute notice) to:

Sheppard Mullin Richter & Hampton LLP

333 South Hope Street

Forty-Third Floor

Los Angeles, CA 90071

Attention:     David H. Sands, Esq.

             John D. Tishler, Esq.

(b)	if to the Investor to:

Scott Flanders

680 North Lake Shore Drive

Chicago, Illinois 60611

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention:     Roger Stern

Section 4.2 Termination. This Agreement shall automatically terminate if, at any time prior to the Contribution Closing, the Merger Agreement shall have been terminated in accordance with its terms. In the event of any termination of this Agreement as provided in this Section 4.2, this Agreement shall immediately become void and there shall be no liability or obligations on the part of Purchaser or the Investor under this Agreement.

Section 4.3 Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, that notwithstanding the foregoing, after consummation of the transactions contemplated as of the Contribution Closing, Purchaser may assign all but not less than all of its rights and obligations hereunder to any Affiliate without the prior written consent of the other parties hereto. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

Section 4.4 Counterparts. This Agreement may be executed in two or more counterparts, by different parties on separate counterparts or by confirmation by electronic mail from a party, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 4.5 Survival. The representations, warranties, and other agreements contained herein will survive the Contribution Closing.

Section 4.6 Amendments and Waivers. No amendment, modification or supplement to the Agreement shall be enforced against any party unless such amendment, modification or supplement is in writing and signed by Purchaser and the Investor. Any waiver by any party of any term of this Agreement shall not operate as or be construed to be a waiver of any other term of this Agreement.

Section 4.7 Integration. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to this subject matter. There are no third party beneficiaries having rights under or with respect to this Agreement.

Section 4.9 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.

Section 4.10 Specific Performance. The parties hereto agree that irreparable harm would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

Section 4.11 No Ownership Interest. All rights, ownership and economic benefits of and relating to the Rollover Shares, Investor Stock Awards and Investor Options shall remain vested in and belong to the Investor, and Purchaser shall have no authority to exercise any power or authority to direct the Investor, except as specifically provided herein and subject to all of the conditions precedent herein, (a) in the voting or disposition of any of the Rollover Shares, Investor Stock Awards and Investor Options or (b) in the performance of such Investor’s duties or responsibilities as a stockholder of the Company.

Section 4.12 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed and interpreted in accordance with, the Laws of the State of Delaware, without giving effect to any Law that would cause the Laws of any jurisdiction other than the State of Delaware to be applied. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court in Delaware for the purpose of any action arising out of or relating to this letter agreement brought by any party hereto and (b) irrevocably waive, in any such action, any claim of improper venue or any claim that such courts are an inconvenient forum.

Section 4.13 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT AND/OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SIGNATURE PAGES FOLLOW

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ICON ACQUISITION HOLDINGS, LP

By:	/s/ Bernhard L. Kohn III
Name:	Bernhard L. Kohn III
Title:	Vice President and CFO

[Signature Page to Rollover Agreement – Flanders]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INVESTOR:

/s/ Scott Flanders
Scott Flanders

[Signature Page to Rollover Agreement – Flanders]